14048438

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Portfolios Fiancial Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4250 Veterans Memorial Hwy
(No. and Street)

Holbrook NY 11741
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anne Antunovich, 631-439-4600 x116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause LLP 125 Bayliss Rd-Ste 300 ,
(Name – *if individual, state last, first, middle name*)

Melville NY 11747
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LON Dolber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Portfolios Financial Services Inc., as of February 27, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIN ELIZABETH SCHWAB
Notary Public, State of New York
No. 01SC6210478
Qualified in Suffolk County
Commission Expires August 17, 20 17

Erin Elizabeth Schwab
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Holbrook, New York

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Including Independent Auditors' Report

For the Year Ended December 31, 2013

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Notes to Financial Statements

For the Year Ended December 31, 2013

BAKER TILLY

formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
125 Baylis Road, Suite 300
Melville, NY 11747-3823
tel 631 752 7400
fax 631 752 1742
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Stockholder
American Portfolios
Financial Services, Inc.
Holbrook, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of American Portfolios Financial Services, Inc. as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statement that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission ("CFTC") Regulation 1.16 of the Commodity Exchange Act ("CEA").

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Stockholder
American Portfolios
Financial Services, Inc.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Portfolios Financial Services, Inc. as of December 31, 2013, and the results of its operations for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the accompanying schedule required by Rule 17a-5 under the Securities and Exchange Act of 1934 and the CFTC Regulation 1.16 of the CEA is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Melville, New York
February 25, 2014

Statement of Financial Condition

December 31, 2013

Assets		
Cash	$	6,104,159
Deposits with Clearing Organizations		110,047
Receivable from Broker-Dealers and Clearing Organizations		6,392,611
Notes Receivable from Independent Representatives		2,277,963
Miscellaneous Receivables		341,509
Prepaid Insurance and Other		165,500
Licenses		100,000
Deferred Tax Asset		272,529
Other Assets		11,570
Goodwill		3,503,272
Total Assets	$	19,279,160
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	435,568
Commissions payable		6,997,704
Due to affiliates		768,831
Total Liabilities		8,202,103
Stockholder's Equity:		
Common stock; no par value;1,500 shares authorized, 100 shares issued and outstanding		3,825,000
Additional paid-in capital		4,066,028
Retained Earnings		3,186,029
Total Stockholder's Equity		11,077,057
Total Liabilities and Stockholder's Equity	$	19,279,160

See notes to financial statements.

Statement of Operations

For the Year Ended December 31, 2013

Revenue:	
Commission revenue	$ 95,622,572
Marketing and service fee income	6,381,947
Interest and dividends	105,714
	102,110,233
Expenses	
Advertising and marketing	317,038
Amortization	46,888
Commissions	84,594,689
Conferences and meetings	587,091
Continuing education	39,368
Data processing and reporting	1,425,241
Dues and subscriptions	612,430
Exchange and clearance fees	2,016,451
Insurance	388,323
Interest	29,216
Legal and professional	604,826
Licensing and registration fees	412,844
Meals, entertainment and travel	5,006
Recruiting	19,200
Salaries	4,506,940
Office	7,678
Overhead reimbursement	3,519,300
Payroll taxes	249,000
Retirement plan	44,000
Transition	624,460
	100,049,989
Income before Provision for (Benefit from) Income Taxes	2,060,244
Provision for (Benefit from) Income Taxes:	
Current	994,774
Deferred	(142,333)
	852,441
Net Income	$ 1,207,803

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2013

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings
Balance, January 1, 2013	100	$ 3,825,000	$ 3,966,088	$ 1,978,226
Noncash Compensation	-	-	99,940	-
Net Income	-	-	-	1,207,803
Balance, December 31, 2013	100	$ 3,825,000	$ 4,066,028	$ 3,186,029

See notes to financial statements.

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flows from Operating Activities:		
Net income		$ 1,207,803
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit	(142,333)	
Amortization of other assets	46,888	
Amortization of notes receivable to independent representatives	405,105	
Noncash compensation	99,940	
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets:		
Receivable from broker-dealers and clearing organizations	(856,756)	
Miscellaneous receivables	(67,355)	
Prepaid insurance and other	(53,616)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(110,891)	
Commissions payable	1,036,654	
Due to affiliates	949,987	
		1,307,623
Net Cash Provided by Operating Activities		2,515,426
Cash Flows from Investing Activities:		
Advances on notes receivable	(1,494,000)	
Collections on notes receivable	285,890	
Net Cash Used in Investing Activities		(1,208,110)
Cash Flows from Financing Activities:		
Payment on notes payable	(5,359)	
Net Cash Used in Financing Activities		(5,359)
Net Increase in Cash and Cash Equivalents		1,301,957
Cash, beginning of year		4,802,202
Cash, end of year		$ 6,104,159

See notes to financial statements.

Notes to Financial Statements

For the Year Ended December 31, 2013

1. Summary of Significant Accounting Policies

Nature of business - American Portfolios Financial Services, Inc. ("APFS" or the "Company") acquired an existing broker-dealer on May 1, 2001 and commenced operations on October 1, 2001 after attaining licensure and registration changes for the Company and its network of independent representatives. APFS's primary source of revenue is providing brokerage services to its customers, who are predominately small and middle-market businesses and individuals. These services are marketed by independent representatives located in various states.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of presentation - APFS is a wholly-owned subsidiary of American Portfolios Holdings, Inc. ("APH"). The financial statements reflect APFS's business activities.

Cash equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities transactions - Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions - Commissions and related expenses are recorded on a trade date basis as securities transactions occur.

Income taxes - Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company's federal and New York State tax returns are prepared on a consolidated (combined) basis and, accordingly, are included in the consolidated group's filings.

It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more-likely-than-not to be sustained upon examination by taxing authorities. As of December 31, 2013, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements. To the extent that the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected. It is the Company's policy to recognize interest and penalties related to taxes as interest expense. During the year ended December 31, 2013, the Company did not record any interest or penalties.

Goodwill and intangible assets - The Company tests goodwill for impairment at least annually. The Company completed its annual impairment test during the third quarter of fiscal 2013. The Company estimated the fair value of the reporting unit based upon a multiple of gross commissions. The estimated fair value was then allocated between tangible and intangible assets. As of September 30, 2013, it concluded that the fair value of the reporting unit exceeded the carrying value of the reporting unit. Therefore, no impairment charge was recognized for the year ended December 31, 2013.

Licenses - Licenses represent the value of certain broker-dealer licenses acquired through acquisition. These licenses are not subject to amortization, and are tested for impairment at least annually.

Advertising - The Company charges advertising costs to expense as incurred. Advertising costs approximated $285,000 for the year ended December 31, 2013.

Evaluation of subsequent events - Management has evaluated subsequent events through February 25, 2014, the date the financial statements were available to be issued, for inclusion or disclosure in the financial statements.

2. Receivable from and Payable to Broker-Dealer and Clearing Organizations

Amounts receivable from and payable to broker-dealer and clearing organizations at December 31, 2013 consist of the following:

	Receivable	Payable
Deposits with Clearing Organizations	$ 110,047	$ -
Fees and Commissions Receivable/Payable	6,392,611	6,997,704
	$ 6,502,658	$ 6,997,704

The Company cleared its customer transactions through an unrelated broker-dealer on a full disclosure basis. The arrangement required the Company to maintain a $100,000 deposit, which is in an interest-bearing account with the clearing broker. The clearing agent offsets its fees, on a monthly basis, against the Company's commissions. The amount payable to the clearing broker relates to the aforementioned transactions.

APFS is a clearing member of National Securities Clearing Corporation ("NSCC"). The primary purpose for this arrangement is the Company's participation in NSCC's commission settlement program. The Company receives daily information downloads, and together with information provided from their clearing broker, prepares detailed commission statements for their independent registered representatives. The Company was required to deposit $10,000 in an interest-bearing account with NSCC.

3. Receivable from and Payable to Customers

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

4. Notes Receivable from Independent Representatives

In certain situations, the Company advances newly associated independent representatives funds to provide for expenses related to transitioning their customer accounts. These advances are presented on the statement of financial condition in the form of promissory notes that are typically repaid or forgivable over a period of one to three years, with stated interest rates ranging from 3% to 10%. Should the independent representatives association with APFS terminate, the unamortized advance is due on demand.

The Company periodically assesses the recoverability of the remaining balances and records a reserve, if required. Amortization of advances and provision for uncollectible amounts are included in transition expense in the statement of operations. As of December 31, 2013, management determined that a provision for uncollectible amounts was not required.

As of December 31, 2013, notes receivable from independent representatives consists of the following:

	Amount
Notes Receivable	$ 963,993
Notes Receivable - Forgivable	1,313,970
	$ 2,277,963

5. Commissions Payable and Independent Representative Transactions

The Company conducts business through a network of independent representatives who receive commissions for their services according to the Company's agreed-upon commission schedule. As of December 31, 2013, the Company owed its independent representatives approximately $6,998,000.

In addition, the Company charges the independent representatives maintenance fees for access to certain computer information and customer support services. Fees charged for the year ended December 31, 2013 amounted to $5,632,000, of which $4,783,000 is reported within marketing and service fee income and the remaining $849,000 is netted against the corresponding expense accounts.

6. Concentration of Credit Risk

The Company is engaged in various brokerage activities in which customer transactions are cleared through unrelated broker-dealers. In the event that these parties do not fulfill their obligations, the Company may be exposed to risk, inclusive of disrupted operations. The Company has no major dependence on any one broker-dealer as alternative services and products are readily available. If a relationship were to terminate, the disruption in business activity would be similar to any other business. To reduce this risk, the Company periodically monitors these functions.

The Company's revenue is dependent upon economic and market conditions. The Company is vulnerable to risk if economic and market conditions weaken.

The Company is also dependent, to a degree, upon its top ten registered representatives who were responsible for 8% of the Company's gross revenue for the year ended December 31, 2013.

The Company places its cash investments with high credit quality financial institutions. At times, the Company's cash deposits with any one financial institution may exceed the amount insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2013, the excess was approximately $5,458,000.

7. Related Party Transactions

The Company and its parent maintain an office overhead arrangement by consolidating all of the expenses under one monthly reimbursement amount which is determined based on a calculation of the Company's overhead. Reimbursed expenses include, but are not limited to, office and equipment rental, utilities, administrative salaries, and general office expenses. This reimbursement percentage is reviewed on a quarterly basis to determine its adequacy in reimbursing expenses at the appropriate level. The amount reimbursable to the parent company for the year ended December 31, 2013 was approximately $8,219,000.

The Company's parent maintains two Employee Incentive Stock Option Plans which provides for the granting of incentive and nonqualified plan stock options to key management, employees and non-employees of the Company to purchase shares of the parent's common stock. The Company records compensation expense related to its proportional share of the options issued under the plans. The Company's total compensation expense related to these options was approximately $100,000 for the year ended December 31, 2013.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and the Commodity Futures Trading Commission's minimal financial requirements (Regulation 1.17) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, these rules also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2013, the Company had net capital of $3,905,281, which was $3,356,590 in excess of its required net capital of $548,691. The Company's aggregate indebtedness to net capital ratio was 2.11 to 1.

9. Income Taxes

The Company files a consolidated federal and a combined New York State tax return with its parent and records its share of the consolidated federal and New York State tax expense on a separate return basis. The Company's federal and New York State tax liability at December 31, 2013 is $915,000 and is netted with amount due from affiliate on the statement of financial condition. This liability represents the approximate amount due to the Company's parent for the benefit the Company will receive on the consolidated federal and combined New York State tax returns of the loss generated by the parent in 2013. In addition, APFS is required to file returns in several other states.

The current and deferred portions of the income tax expense included in the statement of operations are approximately as follows:

	Current	Deferred	Total
Federal	$ 811,000	$ (117,000)	$ 694,000
New York State	104,000	(15,000)	89,000
Other States	80,000	(11,000)	69,000
	$ 995,000	$ (143,000)	$ 852,000

The provision for income taxes shown on the statement of operations differs from the amount that would result from applying statutory tax rates to the net income before provision for income taxes primarily because of nondeductible expenses and certain states tax on gross receipts instead of net income.

The Company's state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statue of limitations of those tax returns. In general, the tax returns have a three-year statue of limitations. The Company has filed tax returns through 2012.

A deferred tax asset has been recorded on the statement of financial condition as a result of temporary differences relating to legal contingencies and accrued payroll.

No valuation allowance has been provided against the deferred tax asset.

11. Common Stock

The Company is authorized to issue up to 1,500 shares of no par value common stock. On December 31, 2013, 100 shares were issued and outstanding, which represent a 100% ownership by APH.

12. Contingencies

In the normal course of business, the Company is involved in disputes related to its independent representatives and their clients. The Company's legal counsel has determined its probable liability for these matters to be approximately $150,000 as of December 31, 2013. This amount has been included with accounts payable and accrued expenses in the statement of financial condition.

13. Supplemental Information - Statement of Cash Flows

Cash paid for interest during the year ended December 31, 2013 was $29,216.

Income taxes paid during the year ended December 31, 2013 were $14,207.

Noncash Investing and Financing Activities

Interest Income on Independent Representative Advances and Corresponding Transition Expense	$ 52,784
Contributed Capital from Parent Attributable to Stock Based Compensation	$ 99,940

Supplementary Information - Pursuant to Rule 17A-5 of the Securities Exchange Act of 1934

For the Year Ended December 31, 2013

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1:

Net Capital:		
Total stockholder's equity		$ 11,077,057
Non-allowable assets:		
Receivables from broker dealers and clearing organizations	471,175	
Notes receivable	2,277,963	
Due from affiliate	28,258	
Miscellaneous receivables	341,509	
Prepaid insurance and other	165,500	
Licenses	100,000	
Deferred tax asset	272,529	
Other assets	11,570	
Goodwill	3,503,272	(7,171,776)
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)		3,905,281
Haircuts on Securities		-
Net Capital		$ 3,905,281
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 435,568
Due to affiliate		797,089
Commissions payable		6,997,704
Total Aggregated Indebtedness		$ 8,230,361
Computation of Basic Net Capital Requirement:		
Minimum net capital required		$ 548,691
Excess Net Capital		$ 3,356,590
Ratio: Aggregate indebtedness to net capital		2.11 to 1

All other reports required under SEC Rule 15c-3 are not applicable to the Company.

Reconciliation with Computation included in Part II of Form X-17a-5, as of December 31, 2013.

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the registrant's computation filed with Part II, Form X-17a-5 are not material in amount. Accordingly, no reconciliation is deemed necessary.

BAKER TILLY

formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
125 Baylis Road, Suite 300
Melville, NY 11747-3823
tel 631 752 7400
fax 631 752 1742
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Stockholder
American Portfolios
Financial Services, Inc.
Holbrook, New York

In planning and performing our audit of the financial statements of American Portfolios Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Stockholder
American Portfolios
Financial Services, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members and management of the Company, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Melville, New York
February 25, 2014

BAKER TILLY

formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
125 Baylis Road, Suite 300
Melville, NY 11747-3823
tel 631 752 7400
fax 631 752 1742
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

Stockholder
American Portfolios
Financial Services, Inc.
Holbrook, New York

In planning and performing our audit of the financial statements of American Portfolio Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Stockholder
American Portfolios
Financial Services, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Melville, New York
February 25, 2014

BAKER TILLY

formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
125 Baylis Road, Suite 300
Melville, NY 11747-3823
tel 631 752 7400
fax 631 752 1742
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

Stockholder
American Portfolios
Financial Services, Inc.
Holbrook, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by American Portfolios Financial Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting any differences. This procedure was not required since there was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP
Melville, New York
February 25, 2014